EXHIBIT 99.1

Yamana Gold Announces Final Results of Tender Offers

TORONTO, Aug. 08, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) today announced the final results of its previously announced cash tender offers (the “Tender Offers”) for its 4.36% Senior Notes due 2020 (Series B), 4.76% Senior Notes due 2022 (Series C), 4.91% Senior Notes due 2024 (Series D) and 4.78% Senior Notes due 2023 (Series B) (collectively, the “Private Notes”) and its 4.95% Senior Notes due 2024 and 4.625% Senior Notes due 2027 (collectively, the “Public Notes” and, together with the Private Notes, the “Notes”).

The Tender Offers expired at 5:00 p.m., New York City time, on August 7, 2019 (the “Expiration Date”). According to AST Trust Company (Canada), the depositary for the Tender Offers for the Private Notes, an aggregate principal amount of $49,584,123.47 of Private Notes was validly tendered in the Tender Offers. According to D.F. King & Co., Inc., the tender and information agent for the Tender Offers for the Public Notes, an aggregate principal amount of $462,811,000.00 of Public Notes was validly tendered in the Tender Offers and not validly withdrawn.

The table below sets forth for each series of Notes the principal amounts of such Notes validly tendered and the principal amount accepted for purchase by Yamana pursuant to the terms of Offer to Purchase, dated July 5, 2019, with respect to the Tender Offers.

Title of Notes	CUSIP / PPN Number	Principal Amount Outstanding (1)	Acceptance Priority Level	Principal Amount Tendered	Principal Amount Accepted	Consideration (2)
4.36% Senior Notes due 2020 (Series B)	98462YB@8	$84,068,768.10	1	$27,893,098.23	$27,893,098.23	$1,012.50
4.76% Senior Notes due 2022 (Series C)	98462YB#6	$192,178,212.31	1	$1,504,186.78	$1,504,186.78	$1,012.50
4.91% Senior Notes due 2024 (Series D)	98462YC*9	$135,693,052.48	1	$0	$0	$1,012.50
4.78% Senior Notes due 2023 (Series B)	98462YC#5	$261,054,091.58	1	$20,186,838.46	$20,186,838.46	$1,070.27
4.95% Senior Notes due 2024	98462YAB6 98462YAA8 C98883AA6	$500,000,000.00	2	$348,282,000.00	$348,282,000.00	$1,091.97(3)
4.625% Senior Notes due 2027	98462YAD2	$300,000,000.00	3	$114,529,000.00	$17,125,000.00(4)	$1,072.63(3)
					$414,991,123.47
  As of July 5, 2019, the date of commencement of the Tender Offers.
  Per $1,000 principal amount of Notes.
  Includes the Early Tender Payment of $30 per $1,000 principal amount of Public Notes payable for Public Notes tendered prior to the Early Tender Date (as defined in the Offer to Purchase). Any Public Notes tendered after the Early Tender Date will not receive the consideration set forth in the table above and will instead receive an amount per $1,000 principal amount of Public Notes equal to the applicable consideration set forth in the table above less the Early Tender Payment.
  Reflects proration of the 4.625% Senior Notes due 2027 pursuant to the terms of the Offer to Purchase.

The consideration for Notes accepted for purchase by Yamana pursuant to the terms of the Offer to Purchase is expected to be paid on August 12, 2019 (the “Settlement Date”). In addition to the applicable consideration set forth in the table above, Holders of Notes accepted for purchase will receive accrued and unpaid interest on those Notes from the last interest payment date with respect to those Notes to, but not including, the Settlement Date.

With the completion of these debt repurchases, the Company has successfully retired $800 million of debt and has done so ahead of schedule thereby providing a catalyst to further debt reduction from interest savings and free cash flow generation. The Company has also repaid outstanding balances on its revolving credit facility and has considerable financial flexibility to pursue its corporate objectives, which include improving returns to shareholders. Further, the Company is well positioned to achieve its target leverage ratio of below 1.0x, although now expecting this sooner than 2021 as originally planned. The potential monetization of various non-producing projects and financial instruments will provide further opportunities to reduce debt levels and leverage. The Company remains strongly committed to further significant debt reductions and recognizes that there is sufficient value in such assets which would be more than the total amount of outstanding debt and, along with cash flows, has more than sufficient resources to further significantly reduce outstanding debt, thereby further improving financial flexibility and providing more opportunity for enhanced value and returns for shareholders.

As part of the tender offers, the Company will pay a premium to reference or trading levels of its notes that were in line with previous expectations.

For all details regarding the Tender Offers, investors should refer to the Offer to Purchase. For additional information regarding the terms of the Tender Offers, please contact the Dealer Managers for the Tender Offers: RBC Capital Markets, LLC at (877) 381-2099 (toll-free) or (212) 618-7843 (collect) or BofA Merrill Lynch at (888) 292-0070 (toll-free) or (980) 387-3907 (collect). Requests for documents and questions regarding the tender of Public Notes may be directed to D.F. King & Co. Inc. either by email at yamana@dfking.com, or by phone (212) 265-5550 (for banks and brokers only) or (866) 521-4487 (for all others toll free).

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations and Corporate Communications
416-815-0220
1-888-809-0925
Email: investor@yamana.com

(All amounts are expressed in United States dollars unless otherwise indicated.)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward‐looking statements” and “forward‐looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward‐looking information includes, but is not limited to information with respect to the consummation of the Tender Offers, the Company's strategy, plans or future financial or operating performance. Forward‐looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward‐looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward‐looking statements. These factors include the Company's expectations in connection with plans to continue to build on the Company’s existing base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas; the Company’s expectations in connection with the Tender Offers and its related reduction of its outstanding debt; as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40‐F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements, including market conditions, share price and best use of available cash, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward‐looking statements. The forward‐looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected plans and objectives in connection with the Tender Offers and may not be appropriate for other purposes.